September 18, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director Johnny Gharib Bryan J. Pitko

Re:	Acucela Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 8, 2013 CIK No. 0001400482

Ladies and Gentlemen:

We are submitting this letter on behalf of Acucela Inc. (the “Company” or “Acucela”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 22, 2013 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001400482) confidentially submitted to the Commission on May 23, 2013, as amended (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed a copy of this letter transmitted via overnight delivery, along with five copies of Amendment No. 3 in paper format, which have been marked to show changes made to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Dilution, page 33

1.	Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

The Company has revised the disclosure on page 34 as requested.

U.S. Securities and Exchange Commission

September 18, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

2.	As a continuing reminder to comment two, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and continue to present the following comments. We may have further comments in this regard when the amendment containing that information is filed.

•

Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•

Please provide additional disclosure through the date of effectiveness for all additional equity issuances including stock options, warrants, convertible preferred stock and debt, if any, since the latest balance sheet date.

•	Please disclose the volatility factor used in the May 1, 2013 valuation.

The Company acknowledges the Staff’s comment and understands that the Staff may have further comments when an amendment to the Registration Statement containing an estimated offering price is filed. Additionally, the Company advises the Staff that:

•	The Company will provide the requested discussion and reconciliation in the amendment to the Registration Statement in which the IPO price range is specified.

•

The Company expects to continue to issue equity, primarily stock options, from time to time through the date of effectiveness of the Registration Statement. The Company will disclose any such issuances in subsequent amendments to the Registration Statement as appropriate.

•

The volatility factor has not been provided in Amendment No. 3 because the PWERM valuation is not affected by volatility. The PWERM valuation method was the only valuation method used in the May 1, 2013 valuation. In light of the Staff’s comment we have added additional disclosure to page 46.

U.S. Securities and Exchange Commission

September 18, 2013

Notes To Condensed Financial Statements (unaudited)

Note 6. Equity Transactions

CEO Equity Agreement, page F-36

3.	We have the following comments concerning the share-based compensation transactions described herein:

•

In Note 16. Subsequent Events (page F-27) of your audited Financial Statements you state “In May 2013, the board of directors granted an award of shares of restricted stock to Dr. Ryo Kubota pursuant to his employment agreement and consistent with prior practices.” On page 46 you state that “As of May 1, 2013, our board of directors determined the deemed fair value of our common stock to be $22.69 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of May 1, 2013, which estimated that the deemed fair value of our common stock at that time was $22.69 per share, and the acceleration of our development programs described below.” Please explain why 20,816 of the 31,452 shares granted to Dr. Kubota at the May 2013 board meeting were priced at $10.33 per share instead of the $22.69 per share fair value of your stock determined on May 1, 2013.

•

You state on page 103 in “Loans to Executive Officers” that Dr. Kubota delivered notes to the company in the aggregate principal amount of $626,000. You also state that in 2012 you funded the repayment in full of these notes along with $359,000 to offset any additional taxes. Please provide additional disclosure in “CEO Equity Agreement” on page F-26 or tell us where the disclosure has been included in the financial statements.

•

As previously stated please discuss, in your filing containing the IPO price range, how you considered the IPO price in determining the stock compensation recorded for shares issued in the second quarter of 2013 to Dr. Kubota.

The Company advises the Staff as follows:

•

Note 16. Subsequent Events disclosed only the May 2013 restricted stock grant to Dr. Kubota, not the smaller January 2013 restricted stock grant. The Company has revised Note 6. Equity Transactions on page F-36 to clarify that the two restricted stock grants to our CEO occurred on separate dates. The January 2013 grant was 20,816 shares at $10.33 per share.

•

The Company has clarified the disclosure on page 104 to disclose the amount of note repayment that occurred during each year. The repayments for 2011 and 2012 are included in the Note 13. on page F-26.

•	The Company advises the Staff that the Company will provide the Staff with

U.S. Securities and Exchange Commission

September 18, 2013

additional discussion relating to the impact of the IPO price, if any, on the Company’s determination of the stock compensation to be recorded for shares issued to Dr. Kubota in the amendment to the Registration Statement in which the IPO price range is specified.

* * * * * * * *

U.S. Securities and Exchange Commission

September 18, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4555. In his absence, please direct your questions or comments to William L. Hughes at (415) 875-2479 or Stephen M. Graham at (206) 389-4520

Sincerely,

/s/ Matthew Karwoski

Matthew Karwoski

cc:

Ryo Kubota, Chief Executive Officer

David L. Lowrance, Chief Financial Advisor

Acucela Inc.

Bryan Pitko

James Peklenk

Mary Mast

Securities and Exchange Commission

Stephen M. Graham, Esq.

William L. Hughes, Esq.

Fenwick & West LLP